FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 30, 2023 of OceanPal Inc. (the "Company"), announcing the Company’s financial results for the fourth quarter and year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: March 30, 2023
	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Director, President, Interim Chief Financial Officer and Secretary

Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance Officer
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND
YEAR ENDED DECEMBER 31, 2022

ATHENS, GREECE, March 30, 2023 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today reported a net loss of $2.5 million and a net loss attributed to common stockholders of $3.0 million for the fourth quarter of 2022. Time charter revenues for the same period were $5.7 million. This compares to net income of $143 thousand and net income attributed to common stockholders of $74 thousand for the fourth quarter of 2021. Time charter revenues for the same period were $1.3 million. The condensed financial data of the Company for the period from April 15, 2021 (inception) to December 31, 2021 reflect the operation of the vessels starting from November 30, 2021. Operations prior to the November 30, 2021, consisted primarily of organizational expenses.
Net loss for the year ended December 31, 2022 amounted to $326 thousand and net loss attributed to common stockholders amounted to $2.7 million. Time charter revenues for the same period were $19.1 million.  This compares to net income of $134 thousand and net income attributed to common stockholders of $65 thousand for the period from inception (April 15, 2021) through December 31, 2021.

	Fleet Employment Profile (As of March 30, 2023)
	OceanPal Inc.’s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD/Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	3 Panamax Bulk Carriers
1	PROTEFS	A	$16,250	5.00%	Louis Dreyfus Company Suisse S.A.	23-Sept-22	24-Nov-22	1
	2004 73,630		$12,000	5.00%	Ssangyong C&E Co., Ltd	25-Nov-22	18-Dec-22
			$7,000	5.00%	GUO LONG XIANG LIMITED	18-Dec-22	24-Jan-23
			$11,640	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	24-Jan-23	13-May-23 - 06-Aug-23	2, 3
2	CALIPSO	A	$19,600	5.00%	ETG Commodities Ltd.	02-Jul-22	03-Nov-22
	2005 73,691		$15,250	5.00%	Al Ghurair Resources International LLC	03-Nov-22	25-Jan-23
			$8,000	5.00%	NORVIC SHIPPING ASIA PTE. LTD.	26-Jan-23	02-Mar-23	4
			$11,000	5.00%	LIANYI SHIPPING LIMITED	26-Mar-23	25-Apr-23 – 30-Apr-23	5
3	MELIA		$6,300	5.00%	GUO LONG XIANG LIMITED	10-Feb-23	18-Mar-23
	2005 76,225		$13,800	5.00%	TRANSPOWER MARINE PTE. LTD.	18-Mar-23	06-Apr-23	6

	2 Capesize Bulk Carriers
4	SALT LAKE CITY		$29,750	5.00%	Koch Shipping Pte. Ltd.	09-Jun-22	14-Oct-22
	2005 171,810		$13,000	5.00%	Hyundai Glovis Co., Ltd	14-Oct-22	20-Nov-22
			$8,000	5.00%		20-Nov-22	20-Dec-22
			$10,000	5.00%	Oldendorff GmbH & Co. KG	20-Dec-22	26-Feb-23
			$5,100	5.00%	RICHLAND BULK PTE. LTD.	26-Feb-23	07-Apr-23	7
5	BALTIMORE		$15,000	5.00%	Hyundai Glovis Co., Ltd	21-Sep-22	03-Nov-22	8
	2005 177,243		$12,900	5.00%	Enesel Bulk Logistics DMCC	03-Nov-22	07-Feb-23
			$13,300	5.00%	Koch Shipping Pte. LTd., Singapore	08-Feb-23	08-Jul-23 - 23-Oct-23

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.
[1] Charterer paid an additional one-time gross ballast bonus of $625,000.
[2] Redelivery date based on an estimated time charter trip duration of about 120-195 days.
[3] The charter rate is US$5,500 per day for the first 32 days of the charter period.
[4] Vessel on scheduled drydocking from March 05, 2023 to March 22, 2023.
[5] Redelivery date based on an estimated time charter trip duration of about 30-35 days.
[6] Redelivery date based on an estimated time charter trip duration of about 19 days.
[7]Redelivery date based on an estimated time charter trip duration of about 40 days.
[8]For the last three (3) days of the time charter duration, the gross charter rate was US$18,000 per day, minus a 5% commission paid to third parties, as per the agreed charterparty, which states that for each additional day exceeding the first forty (40) days of the time charter trip, the gross charter hire will be US$18,000 per day.

Summary of Selected Financial & Other Data

	Three months ended December 31,		For the year ended December 31,	For the period from inception (April 15, 2021) to December 31,
	2022	2021	2022	2021
	(unaudited)	(unaudited	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$5,724	$1,334	$19,085	$1,334
Voyage expenses	2,891	54	3,680	54
Vessel operating expenses	2,234	360	6,880	360
Net income/(loss) and comprehensive income/(loss)	(2,488)	143	(326)	134
Net income/(loss) attributed to common stockholders	(2,995)	143	(2,674)	134
FLEET DATA
Average number of vessels	4	3	3.3	3
Number of vessels	4	3	4	3
Weighted average age of vessels	17.7	16.7	17.7	16.7
Ownership days	368	96	1,197	96
Available days	368	96	1,154	96
Operating days	357	96	1,117	96
Fleet utilization	97.0%	100.0%	96.8%	100.0%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$7,698	$13,333	$13,349	$13,333
Daily vessel operating expenses (2)	$6,071	$3,750	$5,748	$3,750

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our Available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.
Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

OCEANPAL INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
	Three months ended December 31,		Year ended December 31,	Period from inception (April 15, 2021) to December 31,
	2022	2021	2022	2021
REVENUES:	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$5,724	$1,334	$19,085	$1,334
EXPENSES:
Voyage expenses	2,891	54	3,680	54
Vessel operating expenses	2,234	360	6,880	360
Depreciation and amortization of deferred charges	1,701	354	4,896	354
General and administrative expenses	1,122	349	3,083	358
Management fees to related parties	258	74	878	74
Other operating (income)/loss	6	-	(6)	-
Operating income/(loss)	$(2,488)	$143	$(326)	$134

Net income/(loss) and comprehensive income/(loss)	$(2,488)	$143	$(326)	$134
Deemed dividend on series D preferred stock upon issuance of common stock	(134)	-	(134)	-
Dividends on series C preferred shares	(239)	(69)	(950)	(69)
Dividends on series D preferred shares	(135)	-	(252)	-
Dividends on class A warrants	-	-	(1,012)	-
Net income/(loss) attributed to common stockholders	$(2,996)	$74	$(2,674)	$65
Earnings/(Loss) per common share, basic*	(0.69)	0.08	(0.86)	0.07
Earnings/(Loss) per common share, diluted*	$(0.69)	$0.12	$(0.86)	$0.05
Weighted average number of common shares, basic*	4,313,545	882,024	3,113,108	882,024
Weighted average number of common shares, diluted*	4,313,545	1,227,569	3,113,108	1,227,569

* Adjusted to give effect to the 1 for 10 reverse stock split that became effective on December 22, 2022.

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	December 31, 2022	December 31, 2021**
ASSETS	(unaudited)

Cash and cash equivalents	$8,454	$1,673
Other current assets	5,717	1,527
Vessels, net	63,672	45,728
Other non-current assets	1,175	152
Total assets	$79,018	$49,080

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$2,459	$931
Total stockholders' equity	76,559	48,149
Total liabilities and stockholders' equity	$79,018	$49,080

**The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA
	Three months ended December 31,		Year ended December 31,	Period from inception (April 15, 2021) to December 31,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)
Net cash provided by / (used in) operating activities	$(1,310)	$715	$1,513	$715
Net cash used in investing activities	(96)	(42)	(5,094)	(42)
Net cash provided by/ (used in) financing activities	(404)	1,000	10,362	1,000